UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35965
CUSIP Number: 362393100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GTT Communications, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
7900 Tysons One Place, Suite 1450
Address of Principal Executive Office (Street and Number)
McLean, VA 22102
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GTT Communications, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

As reported by the Company in its prior filings with the Securities and Exchange Commission (the “SEC”), the Company was unable to file on a timely basis its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 (the “Q2 Form 10-Q”) and September 30, 2020 (the “Q3 Form 10-Q”), and its Annual Report on Form 10-K for the year ended on December 31, 2020 (“2020 Form 10-K”). In addition, as further described in the Company’s Current Report on Form 8-K filed on December 22, 2020 (the “Non-Reliance Form 8-K”), in connection with the Company’s previously disclosed review of certain accounting issues (the “Review”), the Company’s Board of Directors (the “Board”) concluded that the Company’s previously issued consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, each of the quarters during the years ended December 31, 2019 and 2018 and the quarter ended March 31, 2020 (the “Non-Reliance Periods”) and certain related disclosures should no longer be relied upon. The Company is preparing restated financial statements relating to the Non-Reliance Periods (the “Restated Financial Statements”), which Restated Financial Statements will be needed to produce the Q2 Form 10-Q, the Q3 Form 10-Q, the 2020 Form 10-K and the Q1 2021 Form 10-Q.

The Review has identified a number of errors in connection with the Company’s previously issued financial statements that the Company expects to correct in the Restated Financial Statements, including: (1) errors in accounting for Cost of Telecommunications Services during the years ended December 31, 2019, 2018 and 2017, and the quarter ended March 31, 2020 including (a) errors resulting from the Company’s failure to utilize a comprehensive process to record and account for Cost of Telecommunications Services in the proper periods; (b) adjustments made without adequate support during the year ended December 31, 2019 and the quarter ended March 31, 2020 that had the effect of removing expenses from the Company’s consolidated statement of operations at quarter-end and then recognizing certain of those expenses as Cost of Telecommunications Services in subsequent quarters; and (c) failures during the years ended December 31, 2018 and 2017 to recognize certain expenses as Cost of Telecommunications Services on the Company’s consolidated statement of operations by recording such expenses to goodwill and thereby attributing such expenses to pre-acquisition accruals, without adequate support, for companies that had been acquired; (2) failures to recognize sufficient bad debt expense during the year ended December 31, 2019, and the overstatement of bad debt expense for the quarter ended March 31, 2020; and (3) overstatement of the reserve for credits to be issued to customers as of December 31, 2017 and understatements of the reserve for credits to be issued to customers as of December 31, 2019 and 2018, and March 31, 2020, which affected the timing of reductions to Revenue. The Company is continuing to finalize its quantification of the impact of errors identified by the Review on financial results for the Non-Reliance Periods.

The Review is continuing and there is no assurance that additional items will not be identified. Among other things, the Review is examining the accounting for certain intercompany transactions recorded during the years ended December 31, 2019, 2018, 2017 and 2016, and each of the quarters during the years ended December 31, 2019, 2018, 2017 and 2016. In addition, as part of the restatement process, the Company expects to continue to assess the matters identified above and any other potential items for correction as needed.

The Company is also evaluating the impact of the identified errors on its internal control over financial reporting and disclosure controls and procedures. The Company expects to report material weaknesses in internal control over financial reporting and report that its disclosure controls and procedures were ineffective. The Company continues to evaluate and implement remedial measures to address such material weaknesses.

The Company does not anticipate filing the Q1 2021 Form 10-Q on or before May 17, 2021, the extended period provided for the filing under Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended, and the Company is unable to predict a specific filing date for the Q1 2021 Form 10-Q at this time. However, the Company intends to work diligently to file the Restated Financial Statements, the Q2 Form 10-Q, the Q3 Form 10-Q, the 2020 Form 10-K, the Q1 2021 Form 10-Q and any subsequent delayed periodic SEC filings as soon as possible.

The Company’s management and the Audit Committee of the Board have discussed the matters disclosed above with CohnReznick LLP, the Company’s independent registered public accounting firm (the “Independent Auditor”).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Donna Granato	703	442-5500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and Annual Report on Form 10-K for the year ended on December 31, 2020

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the continuing Review, the errors related to the accounting for Cost of Telecommunications Services, bad debt expense and credits issued to customers, the examination of certain intercompany transactions, and the reassessment of the Company’s internal control over financial reporting and disclosure controls and procedures as well as the effect, if any, on the Company’s unissued and previously issued financial statements and the anticipated timing of filing the Restated Financial Statements, the Q2 Form 10-Q, the Q3 Form 10-Q, the 2020 Form 10-K, the Q1 2021 Form 10-Q and any subsequent delayed periodic SEC filings constitute forward-looking statements that are based on the Company’s current expectations.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, the effects on the Company’s business and clients of general economic and financial market conditions, as well as the following: (i) the Company may fail to satisfy certain covenants relating to financial statement delivery obligations and representations regarding the Company’s financial statements contained in its financing agreements without obtaining an amendment and/or waiver thereof, which may result in (A) events of default under that certain Indenture, dated as of December 22, 2016 (as amended, supplemented or otherwise modified, the “Indenture”), by and between the Company, as successor by merger to GTT Escrow Corporation, and Wilmington Trust, National Association, as Trustee, governing the Company’s outstanding 7.875% Senior Notes due 2024 (the “Notes”); that certain Credit Agreement, dated as of May 31, 2018, by and among the Company and GTT Communications B.V. (“GTT B.V.”), as borrowers, KeyBank National Association, as administrative agent and letter of credit issuer, and the lenders and other financial institutions party thereto from time to time (as amended, restated, amended and restated, supplemented or otherwise modified, the “Credit Agreement”); and that certain Priming Facility Credit Agreement, dated as of December 28, 2020, among the Company, GTT B.V., the lenders party thereto and Delaware Trust Company, as administrative agent (as amended, restated, amended and restated, supplemented or otherwise modified, the “Priming Facility Credit Agreement”), (B) if the Company is unable to obtain further agreements from creditors with respect to forbearing from exercising remedies, the acceleration of the Notes and the Company’s obligations under the Credit Agreement and the Priming Facility Credit Agreement and (C) the Company being unable to satisfy its obligations thereunder; (ii) the Company has announced that its previously issued financial statements for the Non-Reliance Periods and related disclosures and communications should no longer be relied upon as a result of preliminary findings of the Company’s ongoing Review; (iii) the completion of the Review and the completion and filing of the Restated

Financial Statements, the Q2 Form 10-Q, the Q3 Form 10-Q, the 2020 Form 10-K ,or the Q1 2021 Form 10-Q and any subsequent delayed periodic SEC filings may take longer than expected as a result of the timing or findings of the Review or the Independent Auditor’s review process; (iv) the Company may be unable to regain compliance with the New York Stock Exchange (“NYSE”) continued listing requirements relating to the timely filing of its periodic filings by no later than August 17, 2021, which would result in the NYSE initiating suspension and delisting procedures; (v) the conditions to access funding under the Priming Facility Credit Agreement may not be satisfied and the Company may be unable to access such funding, and existing cash balances and funds generated from operations may not be sufficient to finance the Company’s operations and meet its cash requirements; (vi) the Company is subject to risks associated with the actions of network providers and a concentrated number of vendors and clients; (vii) the Company could be subject to cyber-attacks and other security breaches; (viii) the Company’s network could suffer serious disruption if certain locations experience damage or as the Company adds features and updates its network; (ix) the Company is subject to risks associated with purchase commitments to vendors for longer terms or in excess of the volumes committed by the Company’s underlying clients or sales commitments to clients that extend beyond the Company’s commitments from its underlying suppliers; (x) the Company may be unable to establish and maintain peering relationships with other providers or agreements with carrier neutral data center operators; (xi) the Company’s business, results of operation and financial condition are subject to the impacts of the COVID-19 pandemic and related market and economic conditions; (xii) the Company may be affected by information systems that do not perform as expected or by consolidation, competition, regulation or a downturn in the Company’s industry; (xiii) the Company may be liable for the material that content providers distribute over its network; (xiv) the Company has generated net losses historically and may continue to do so; (xv) the Company may fail to successfully integrate any future acquisitions or to efficiently manage its growth; (xvi) the Company may be unable to retain or hire key employees; (xvii) the Company recently announced management changes; (xviii) the Company is subject to risks relating to the international operations of its business; (xix) the Company may be affected by tax assessments, unfavorable tax audit outcomes, delayed tax filings and future increased levels of taxation; (xx) the Company has substantial indebtedness, which could prevent it from fulfilling its obligations under its debt agreements or subject the Company to interest rate risk; (xxi) the Sellers (as defined below) and Cube Telecom Europe Bidco Limited (the “Buyer”) may be unable to obtain the necessary approvals for the pending infrastructure sale transaction announced by the Company on October 16, 2020 (the “Sale Transaction”) under that certain Sale and Purchase Agreement, dated as of October 16, 2020, among the Company, its subsidiaries GTT Holdings Limited, Global Telecom and Technology Holdings Ireland Limited, Hibernia NGS Limited and GTT Americas, LLC (collectively, the “Sellers”), and the Buyer, as amended by the Project Apollo – KPMG VDD Reports Deadline Extension Letter dated as of February 15, 2021 (as amended, the “Infrastructure SPA”) or the corporate reorganization contemplated in connection with the Sale Transaction (the “Reorganization”) from governmental authorities in a timely manner, on terms acceptable to the Sellers and the Buyer, or at all; (xxii) the Company may be unable to obtain from the lenders or the holders of Notes the further forbearances, waivers, consents, releases or other agreements that may be necessary to prevent a default under the Credit Agreement, the Priming Facility Credit Agreement or the Indenture that may be necessary to satisfy the conditions to the closing of the Sale Transaction, either on terms acceptable to the Company or at all, in which case the Infrastructure SPA would terminate unless the Buyer provides a waiver; (xxiii) the Company may not be able to obtain the consent of certain parties to contracts with the Sellers and their subsidiaries that will be necessary to fully implement the Sale Transaction or the Reorganization, on terms acceptable to the Company or at all; (xxiv) the Buyer may be unable to obtain financing sufficient to enable it to consummate the Sale Transaction as required at the closing under the Infrastructure SPA; (xxv) the potential failure to satisfy other closing conditions under the Infrastructure SPA which may result in the Sale Transaction not being consummated; (xxvi) the potential failure of the Company to realize anticipated benefits of the Sale Transaction; (xxvii) risks from relying on the Buyer for various critical transaction services and network services for an extended period under the transition services agreement and the master services agreement contemplated by the Infrastructure SPA; (xxviii) the potential impact of announcement or consummation of the Reorganization and the Sale Transaction on relationships with third parties, including customers, employees and competitors; (xxix) the ability to attract new customers and retain existing customers in the manner anticipated; and (xxx) the Company has announced that it expects to report material weaknesses in internal control over financial reporting and its internal control over financial reporting may have further weaknesses of which the Company is not currently aware or which have not been detected; such material weaknesses, among other things, could impact the Company’s ability to appropriately provide for the purchase price adjustment mechanisms in the Infrastructure SPA. The foregoing list of factors is not exhaustive. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports filed with the SEC including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly

Report on Form 10-Q for the quarter ended March 31, 2020, which have been filed with the SEC and are available on the Company’s website (www.gtt.net) and on the SEC’s website (www.sec.gov).

GTT Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2021	By:	/s/ Donna Granato
Donna Granato
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).